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                                                                 HARTFORD LIFE




November 6, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Room

Re:      Hartford Life Insurance Company
         Hartford Life Insurance Company Putnam Capital Manager Trust Separate
           Account
         File No. 333-39994

Ladies and Gentlemen:

Hartford Life Insurance Company, on behalf of Hartford Life Insurance Company Putnam Capital Manager Trust Separate Account, hereby respectfully requests withdrawal of the above-referenced initial filing pursuant to Rule 477 of the Securities Act of 1933, as amended (the "1933 Act").

This registration statement was filed on June 23, 2000 and, pursuant to Staff comments, we have been asked to re-file the registration statement contained in the above-referenced filing under an established registration statement pursuant to 485(a) of the 1933 Act.

If you have any questions regarding this withdrawal, please feel free to contact me at (860) 843-6733.


Sincerely,

/s/ Marianne O'Doherty

Marianne O'Doherty
Counsel


cc:    Joyce M. Pickholz, Esq.
       Keith Carpenter, Esq.